SUB-ITEM 77D




On July 27, 1999, the Board of Trustees of American General
Series Portfolio Company 2 approved revising the American
General Growth Lifestyle Fund's asset allocation range in large capitalization equity securities to 20% - 30% from 25% - 35% and the American General Moderate Growth Lifestyle Fund's asset allocation range in large capitalization equity securities to 25% - 35% from 25% - 30%.

On November 12, 1999, the Board of Trustees of American
General Series Portfolio Company 2 approved changing the investment policies of the International Growth Fund and International Value Fund to permit investment of at least sixty-five percent (65%) of each respective Fund's total assets in foreign equity securities.